

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2020

Kenneth Tapp
Chief Executive Officer
Social Life Network, Inc.
3465 S Gaylord Ct., Suite A509
Englewood Colorado 80113

> **Re: Social Life Network, Inc.**
> **Revised Preliminary Information Statement**
> **Filed March 24, 2020**
> **File No. 000-55961**

Dear Mr. Tapp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. References to prior comments are to those in our letter dated March 18, 2020.

After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Information Statement filed March 24, 2020

General

1. We note your response to prior comment 2. Regardless of whether the company intends to conduct a spinout of MjLink, you should provide disclosure of the number of authorized but unreserved shares that will be available for issuance after the number of authorized shares of common stock is increased from 2.5 billion shares to 10 billion shares. Please revise.

2. Under Action 3, disclose how the Class B common shares will be treated in the reverse stock split. Also disclose whether the number of shares issuable under the convertible notes will be adjusted for the reverse stock split ratio.

3.	We note your response to prior comment 5. Revise your disclosure under "No Effect of Reverse Stock Split On Number of Ten Billion Authorized Shares" to use the correct minimum ratio (i.e., 1 for 5,000 instead of 1 for 5) and to correctly calculate the number of authorized shares and unreserved shares that would be available for issuance if the reverse stock split ratio is 1 for 5,000 or 1 for 25,000. Consider using tabular disclosure to show the number of Class A and Class B shares that would be outstanding, the number reserved for issuance and the number of authorized and unreserved shares available for issuance at each ratio.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

						Sincerely,

						Division of Corporation Finance
						Office of Technology

cc:	Frederick M. Lehrer